UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission file number 0-30752

AETERNA ZENTARIS INC.

315 Sigma Drive, Suite 302D

Summerville, South Carolina, USA

29486

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report on Form 6-K, including the Exhibit hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statement on Form F-3, File No. 333-216853, its Registration Statements on Form S-8, File Nos. 333-210561 and 333-200834 and its Registration Statement on Form F-10, File No. 333-208789 and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INDEX

Documents	Description

99.1	Material Change Report of the Registrant dated May 1, 2017.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date:	May 1, 2017	By:	/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

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